                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )

                                   BAOA, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                     055241
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

       Peter Van Brunt, 555 Whitehall Street, Georgia 30303(404) 222-0760
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 August 30, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

       NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC (08-00)
CUSIP No.  055241

(1)     Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)
          Peter Van Brunt
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)

--------------------------------------------------------------------------------
  (3)     SEC Use Only
--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)
          00
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization
          USA
--------------------------------------------------------------------------------
                       (7)     Sole Voting Power
  Number of                    23,954,545
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   23,954,545
                       ---------------------------------------------------------
                       (10)    Shared Dispositive Power
--------------------------------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          23,954,545
--------------------------------------------------------------------------------
 (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)
--------------------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
          17.45%
--------------------------------------------------------------------------------
 (14)     Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)    The 3rd row is for SEC internal use; please leave blank.

                ATTACHMENT TO STATEMENT FILED UNDER SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER

       This statement under Schedule 13D is filed with respect to common stock, .001 par value ("common stock") of BAOA, Inc. ("Company"), whose principal executive office is at 555 Whitehall Street, Georgia 30303.


ITEM 2. IDENTITY AND BACKGROUND

       This statement is filed for Peter Van Brunt.

       The information for Peter Van Brunt is as follows:

       a. Peter Van Brunt

       b. Mr. Van Brunt's address is at 555 Whitehall Street, Georgia 30303.

       c. Mr. Van Brunt's position was as President/CEO BAOA, Inc. Its principal executive office is located at 555 Whitehall Street, Georgia 30303.

       d. None

       e. None

       f. USA


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       The common stock with respect to which this statement is filed was acquired on August 30, 2000 in consideration for the Corporation's obligation to issue 23,000,000 shares of common stock to Mr. Van Brunt, pursuant to his 1996 compensation agreement with the Corporation, and in consideration of Peter Van Brunt granting his personal guarantee for a loan to be granted to the Corporation by the Atlanta Empowerment Zone. The Corporation issued to Mr. Van Brunt an aggregate of 101 Preferred Shares, convertible, in thirty (30) days after the date of issuance, into 23,954,545 shares of common stock.

ITEM 4. PURPOSE OF TRANSACTION

       Mr. Van Brunt acquired the stock by way of his compensation agreement and agreement to guarantee a loan, as described in Item 3, as an investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       a. Peter Van Brunt beneficially owns 1,000,000 shares of common stock, and 101 Shares of Preferred Stock, convertible, into 22,954,545 shares of the Company's common stock, which constitutes 17.45% of its outstanding stock on August 30, 2000. The stock is owned in the name of Peter Van Brunt.

       b. Peter Van Brunt has the sole power to vote the shares.

       c. The reporting party has nothing to report under this subitem.

       d. The reporting party has nothing to report under this subitem.

       e. Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       The reporting party is the sole owner of the Company's stock. The stock is held in the name of Peter Van Brunt. The reporting party does not have any agreements regarding the stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

       none

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 8, 2000             /s/ Peter Van Brunt
                             -------------------------
                             Peter Van Brunt



                                       3